Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Quantum FinTech Acquisition Corporation (the “Company”) on Form S-1 of our report dated November 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Quantum FinTech Acquisition Corporation as of October 23, 2020 for the period from October 1, 2020 (inception) through October 23, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 19, 2021